SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Presidente Juscelino Kubitschek 1830 - Torre I - 13º andar
Itaim Bibi
04543-900 São Paulo, SP, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VICUNHA SIDERURGIA S.A.	COMPANHIA SIDERÚRGICA NACIONAL

PRESS RELEASE

Vicunha Siderurgia S.A., a company with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil, enrolled with the Corporate Taxpayer's Registry (CNPJ) under No. 02.871.007/0001-04, and Companhia Siderúrgica Nacional, a publicly traded company with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil, enrolled with the Corporate Taxpayer's Registry (CNPJ) under No. 33.042.730/0001-04, do hereby inform their shareholders and the public, in accordance with the Instrução CVM No. 358, dated January 3, 2002, of the Brazilian Securities and Exchange Comission (Comissão de Valores Mobiliários), that they have been informed by their controlling shareholders that, on this date:

I.

the Steinbruch family, controlling shareholder of Vicunha Steel S.A., has agreed to purchase additional shares issued by Vicunha Steel S.A. equivalent to almost all of the voting capital of Vicunha Steel S.A. held by the sellers, the share purchase and sale contract of which, with all terms and conditions, will be executed and delivered upon the fulfillment of certain conditions;

II.	once the above mentioned purchase is accomplished, the Steinbruch family will become the sole controlling shareholder of Vicunha Steel S.A.;

III.	Vicunha Steel S.A. is a closed corporation which, through Vicunha Aços S.A., owns 99.9% of the voting and total capital stock of Vicunha Siderurgia S.A.; and

IV.	the shares issued by Vicunha Siderurgia S.A. are not publicly traded and its shareholding of 46.48% in the voting and total capital of CSN remains unchanged.

Rio de Janeiro, February 28, 2005.

Vicunha Siderurgia S.A.	Companhia Siderúrgica Nacional
Rubens dos Santos	Lauro Henrique Campos Rezende
Investor Relations Officer	Executive Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2005

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Lauro Henrique Rezende
Lauro Henrique Rezende Investments Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.